   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1997

                                                  REGISTRATION NO.
                                                  REGISTRATION NO.          -01

===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ---------------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            ---------------------

                        FIRST BANKS, INC.                                           FIRST PREFERRED CAPITAL TRUST
      (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)          (EXACT NAME OF CO-REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             MISSOURI                                                          DELAWARE
  (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)    (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                            43-1175538                                                        43-1765214
               (I.R.S. EMPLOYER IDENTIFICATION NO.)                              (I.R.S. EMPLOYER IDENTIFICATION NO.)

      135 NORTH MERAMEC AVENUE, ST. LOUIS, MISSOURI 63105 (314) 854-4600 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
         REGISTRANT'S AND CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ---------------------
                                ALLEN H. BLAKE
                           EXECUTIVE VICE PRESIDENT
                               FIRST BANKS, INC.
               11901 OLIVE BOULEVARD, ST. LOUIS, MISSOURI 63141
                                (314) 995-8700

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ---------------------
                                WITH COPIES TO:

                       THOMAS C. ERB, ESQ.                                             FREDERICK W. SCHERRER, ESQ.
                   LEWIS, RICE & FINGERSH, L.C.                                             BRYAN CAVE LLP
                  500 NORTH BROADWAY, SUITE 2000                                    211 NORTH BROADWAY, SUITE 3600
                    ST. LOUIS, MISSOURI 63102                                       ST. LOUIS, MISSOURI 63102-2750
                          (314) 444-7600                                                    (314) 259-2000

                            ---------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. /X/ 333-18369 and 333-18369-01
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                             CALCULATION OF ADDITIONAL REGISTRATION FEE
====================================================================================================================================
                                                                          PROPOSED MAXIMUM    PROPOSED MAXIMUM
                TITLE OF EACH CLASS OF                    AMOUNT TO BE     OFFERING PRICE    AGGREGATE OFFERING       AMOUNT OF
             SECURITIES TO BE REGISTERED                   REGISTERED         PER UNIT              PRICE         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
  Preferred Securities of First Preferred Capital
    Trust.............................................       50,000            $25.00            $1,250,000           $378.79
------------------------------------------------------------------------------------------------------------------------------------
  Subordinated Debentures of First Banks, Inc.<F1>....        <F1>               --                  --                  --
------------------------------------------------------------------------------------------------------------------------------------
  Guarantee of First Banks, Inc., with respect to
    Preferred Securities<F2>..........................        <F2>               --                  --                  --
====================================================================================================================================

<F1>The Subordinated Debentures will be purchased by First Preferred Capital
    Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of First Preferred Capital Trust upon its dissolution and the distribution of its assets.
<F2>This Registration Statement is deemed to cover the Subordinated Debentures of First Banks, Inc., the rights of holders of Subordinated Debentures of First Banks, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by First Banks, Inc. No separate consideration will be received for the Guarantee.

===============================================================================

                           INCORPORATION BY REFERENCE

This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form S-2 (Reg. Nos. 333-18369 and 333-18369-01) filed by First Banks, Inc. and First Preferred Capital Trust with the Securities and Exchange Commission on December 20, 1996, as amended by a Pre-Effective Amendment filed with the Securities and Exchange Commission on January 27, 1997, including the exhibits thereto, and declared effective by the Securities and Exchange Commission on January 29, 1997, are incorporated herein by reference.

                                    EXHIBITS

EXHIBIT NO.           DOCUMENT DESCRIPTION
-----------           --------------------
    5.1               Opinion of Lewis, Rice & Fingersh, L.C. as to the validity of the issuance of the Subordinated Debentures.

    5.2 Opinion of Richards, Layton & Finger, special Delaware counsel, as to the validity of the issuance of the Preferred Securities to be issued by First Preferred
                      Capital Trust.

    8.1 Opinion of Lewis, Rice & Fingersh, L.C. as to certain federal income tax matters.

   16.1 Letter from Arthur Andersen LLP re change in certifying accountant.

   23.1               Consents of KPMG Peat Marwick LLP, Independent Auditors.

   23.2               Consent of Arthur Andersen LLP, Independent Auditors.

   23.3 Consent of Lewis, Rice & Fingersh, L.C. (included in their opinions filed herewith as Exhibits 5.1 and 8.1).

   23.4 Consent of Richards, Layton & Finger (included in their opinion filed herewith as Exhibit 5.2).

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, First Banks certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on January 30, 1997.


                                   FIRST BANKS, INC.

                                   By: /s/  JAMES F. DIERBERG
                                       -----------------------------------------
                                       James F. Dierberg, Chairman of the Board,
                                       President and Chief Executive Officer


    Pursuant to the requirements of Securities Act of 1933, First Preferred Capital Trust certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on January 30, 1997.


                                   FIRST PREFERRED CAPITAL TRUST


                                   By: /s/  JAMES F. DIERBERG
                                       -----------------------------------------
                                       Trustee


                                   By: /s/  ALLEN H. BLAKE
                                       -----------------------------------------
                                       Trustee


                                   By: /s/  LAURENCE J. BROST
                                       -----------------------------------------
                                       Trustee

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                                 TITLE                          DATE
               ---------                                 -----                          ----


         /s/ James F. Dierberg          Chairman of the Board of Directors,        January 30, 1997
--------------------------------------    President and Chief Executive Officer
           James F. Dierberg              (Principal Executive Officer)


           /s/ Allen H. Blake           Executive Vice President, Chief            January 30, 1997
--------------------------------------    Financial Officer, Secretary and
             Allen H. Blake               Director (Principal Financial Officer)


         /s/ Laurence J. Brost          Vice President and Controller              January 30, 1997
--------------------------------------    (Principal Accounting Officer)
           Laurence J. Brost


          /s/ Donald Gunn, Jr.          Director                                   January 30, 1997
--------------------------------------
            Donald Gunn, Jr.


           /s/ George Markos            Director                                   January 30, 1997
--------------------------------------
             George Markos


                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                  DESCRIPTION
 -------                                                 -----------
  5.1        Opinion of Lewis, Rice & Fingersh, L.C. as to the validity of the issuance of the Subordinated Debentures.

  5.2        Opinion of Richards, Layton & Finger, special Delaware counsel, as to the validity of the issuance of the Preferred
               Securities to be issued by First Capital Trust.

  8.1        Opinion of Lewis, Rice & Fingersh, L.C. as to certain federal income tax matters.

 16.1        Letter from Arthur Andersen LLP re change in certifying accountant.

 23.1        Consents of KPMG Peat Marwick LLP, Independent Auditors.

 23.2        Consent of Arthur Andersen LLP, Independent Auditors.

 23.3        Consents of Lewis, Rice & Fingersh, L.C. (included in their opinions filed herewith as Exhibits 5.1 and 8.1).

 23.4        Consent of Richards, Layton & Finger (included in their opinion filed herewith as Exhibit 5.2).
